SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

magicJack VocalTec Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M6787E101

(CUSIP Number)

April 20, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. M6787E101	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS PBC GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -*
	6	SHARED VOTING POWER 1,053,486*
	7	SOLE DISPOSITIVE POWER - 0 -*
	8	SHARED DISPOSITIVE POWER 771,084*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,486*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4.

SCHEDULE 13G

CUSIP No. M6787E101	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS PBC MJ TBFW, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -*
	6	SHARED VOTING POWER 1,053,486*
	7	SOLE DISPOSITIVE POWER - 0 -*
	8	SHARED DISPOSITIVE POWER 771,084*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,486*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4.

SCHEDULE 13G

CUSIP No. M6787E101	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS PBC MJ, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -*
	6	SHARED VOTING POWER 1,053,486*
	7	SOLE DISPOSITIVE POWER - 0 -*
	8	SHARED DISPOSITIVE POWER 282,402*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,486*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4.

SCHEDULE 13G

CUSIP No. M6787E101	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Nathan Ward
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -*
	6	SHARED VOTING POWER 1,053,486*
	7	SOLE DISPOSITIVE POWER - 0 -*
	8	SHARED DISPOSITIVE POWER 282,402*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,486*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 4.

SCHEDULE 13G

CUSIP No. M6787E101	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS Shaun McGruder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -*
	6	SHARED VOTING POWER 1,053,486*
	7	SOLE DISPOSITIVE POWER - 0 -*
	8	SHARED DISPOSITIVE POWER 282,402*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,486*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 4.

Page 7 of 9 Pages

Item 1(a).	Name of Issuer.

magicJack VocalTec Ltd. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

12 Benny Gaon Street, Building 2B, Poleg Industrial Area
Netanya, Israel 42504

Item 2(a).	Name of Person Filing.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: PBC GP III, LLC, a Delaware limited liability company (“PBC GP III”), PBC MJ TBFW, LLC, a Delaware limited liability company (“PBC MJ TBFW”), PBC MJ, LLC, a Florida limited liability company (“PBC MJ”), Nathan Ward and Shaun McGruder (each of PBC GP III, PBC MJ TBFW, PBC MJ, Nathan Ward and Shaun McGruder individually, a “Reporting Person,” and collectively, the “Reporting Persons”). PBC GP III is the sole manager of PBC MJ TBFW. PBC GP III is managed by a Board of Managers consisting of Nathan Ward, Shaun McGruder, Michael Schmickle and James Harpel and all decisions of PBC GP III require a vote of 66 2/3% of the members of the Board of Managers. Nathan Ward and Shaun McGruder are the Managers of PBC MJ.

Due to their relationships with one another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Act with respect to their beneficial ownership of the Issuer’s ordinary shares reported herein. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13G is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the Issuer’s ordinary shares held by any other Reporting Person. Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person.

Item 2(b).	Address of Principal Business Office.

The principal business address of each of the Reporting Persons is 505 South Flagler Dr., Suite 1400, West Palm Beach, FL 33401.

Item 2(c).	Citizenship.

Incorporated by reference to Item 4 of each Reporting Person’s respective cover page.

Item 2(d).	Title of Class of Securities.

Ordinary Shares, no par value.

Item 2(e).	CUSIP Number.

M6787E101

Page 8 of 9 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The percentages used herein are calculated based on 20,570,000 ordinary shares of the Issuer outstanding as of April 23, 2012, as disclosed in the Issuer’s Current Report on Form 8-K dated April 23, 2012.

As of the date hereof, PBC MJ TBFW is the direct holder of 771,084 ordinary shares of the Issuer and PBC MJ is the direct holder of 282,402 ordinary shares of the Issuer. Due to PBC GP III’s relationship as the sole manager of PBC MJ TBFW, and each of Nathan Ward and Shaun McGruder’s positions as two of the four members of the Board of Managers of PBC GP III and as the Managers of PBC MJ, the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,053,486 ordinary shares of the Issuer, representing approximately 5.1% of the outstanding ordinary shares of the Issuer. Each of PBC GP III, Nathan Ward and Shaun McGruder disclaims beneficial ownership of all ordinary shares of the Issuer.

As of the date hereof, (i) each of the Reporting Persons may be deemed to have shared power to vote 1,053,486 ordinary shares of the Issuer, (ii) each of PBC GP III and PBC MJ TBFW may be deemed to have shared power to dispose of or direct the disposition of 771,084 ordinary shares of the Issuer, representing approximately 3.7% of the outstanding ordinary shares of the Issuer and (iii) each of PBC MJ, Nathan Ward and Shaun McGruder may be deemed to have shared power to dispose of or direct the disposition of 282,402 ordinary shares of the Issuer, representing approximately 1.4% of the outstanding ordinary shares of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit A- Joint Filing Agreement, dated April 24, 2012, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2012	PBC GP III, LLC

	By:	/s/ Nathan Ward
Nathan Ward
Manager

PBC MJ TBFW, LLC

	By:	PBC GP III, LLC
Manager

	By:	/s/ Nathan Ward
Nathan Ward
Manager

PBC MJ, LLC

	By:	/s/ Nathan Ward
Nathan Ward
Manager

/s/ Nathan Ward
NATHAN WARD

/s/ Shaun McGruder
SHAUN MCGRUDER

EXHIBIT A

AGREEMENT TO FILE JOINT SCHEDULE 13G

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the ordinary shares of magicJack VocalTec Ltd. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

April 24, 2012	PBC GP III, LLC

	By:	/s/ Nathan Ward
Nathan Ward
Manager

PBC MJ TBFW, LLC

	By:	PBC GP III, LLC
Manager

	By:	/s/ Nathan Ward
Nathan Ward
Manager

PBC MJ, LLC

	By:	/s/ Nathan Ward
Nathan Ward
Manager

/s/ Nathan Ward
NATHAN WARD

/s/ Shaun McGruder
SHAUN MCGRUDER